Exhibit (h)

EXPENSE Limitation/reimbursement AGREEMENT

This Agreement is entered into as of the 1st day of August, 2017, by and between Gotham Asset Management, LLC (the “Adviser”) and FundVantage Trust (the “Trust”), on behalf the Gotham Short Strategies Fund (the “Fund”).

WHEREAS, the Adviser desires to contractually agree to reduce its advisory fee and/or reimburse certain of the Fund’s operating expenses to ensure that the Fund’s total operating expenses, excluding taxes, “Acquired Fund Fees and Expenses” (as defined in Form N-1A), dividend and interest expense on short sales of securities, interest, extraordinary items, and brokerage commissions, do not exceed the levels described below; and,

NOW, THEREFORE, the parties agree as follows:

Fee Reduction. The Adviser agrees that from the commencement of operations of the Fund through January 31, 2020, it will reduce its compensation and/or reimburse certain expenses for the Fund, to the extent necessary to ensure that the Fund’s total operating expenses, excluding taxes, “Acquired Fund Fees and Expenses,” dividend and interest expense on securities sold short, interest, extraordinary items, and brokerage commissions) do not exceed (on an annual basis) 1.50%, as a percentage of the Fund’s average daily net assets.

Fee Recovery. The Adviser is permitted to seek reimbursement from the Fund, subject to approval by the Board of Trustees, such amounts reduced or reimbursed for a period of up to three (3) years from the date on which the Adviser reduced its compensation and/or assumed expenses for the Fund. The Adviser is permitted to seek reimbursement from the Fund, for fees it waived and Fund expenses it paid to the extent the total annual fund expenses do not exceed the limits described above or any lesser limits in effect at the time of the reimbursement. No recoupment will occur unless the Fund’s expenses are below the Expense Limitation.

Term. This Agreement shall terminate on January 31, 2020, or at an earlier date upon the discretion of the Board of Trustees of the Trust, unless extended, terminated, modified or revised by the mutual agreement of the parties, as provided for in writing.

[SIGNATURE PAGE FOLLOWS]

Effective as of the date first set forth above.

Gotham Asset Management, LLC

By:	/s/ Louis LaRocca
Name:	Louis LaRocca
Title:	General Counsel & CCO

FundVantage Trust, on behalf of Gotham Short Strategies Fund

By:	/s/ Joel L. Weiss
Name:	Joel L. Weiss
Title:	President